UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 1)
OPTEUM INC. (formerly Bimini Mortgage Management, Inc.)

(Name of Issuer)
Common Stock, par value $0.001 per share

(Title of Class of Securities)
09031E400

(CUSIP Number)
Peter R. Norden
c/o Zukerman Gore & Brandeis, LLP
875 Third Ave.
New York, New York 10022
212-223-6700
With a copy to:
Nathaniel S. Gore, Esq.
Zukerman Gore & Brandeis, LLP
875 Third Ave.
New York, New York 10022
212-223-6700

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 6, 2007

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.
(Continued on the following page)

Schedule 13D

CUSIP No.	09031E400

1	NAMES OF REPORTING PERSONS Peter R. Norden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		1,251,008

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,251,008

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,251,008

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	5.1%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
* Based on 24,513,512 shares as determined by Opteum to have been outstanding as of August 13, 2007.

This Amendment No. 1 amends in certain respects the Schedule 13D filed by the Reporting Person dated November 3, 2005 (the “Initial 13D”). All items not reported in this Amendment No. 1 are herein incorporated by reference to the Initial 13D.
Item 1. Security and Issuer
     The securities to which this Amendment No.1 relate are shares of Class A Common Stock, par value $0.001 per share (the “Shares”), of Opteum Inc. (formerly Bimini Mortgage Management, Inc.), a Maryland corporation (“Opteum”). The address of Opteum’s principal executive offices is 3305 Flamingo Drive, Vero Beach, Florida 32963.
Item 2. Identity and Background
     (a)-(c) This statement is filed by Peter R. Norden (the “Reporting Person”). The Reporting Person’s business address is c/o Zukerman Gore & Brandeis, LLP, 875 Third Ave., New York, New York 10022. The Reporting Person’s present principal occupation is Executive Consultant to Orchid Island TRS, LLC (formerly Opteum Financial Services, LLC), a Delaware limited liability company and a wholly owned subsidiary of Opteum (“Orchid”). Opteum’s principal business is investing in residential mortgage related securities. Orchid’s principal business is mortgage lending. The address of Orchid’s principal executive offices is W. 115 Century Road, Paramus, New Jersey 07652.
     (d)-(f) During the last five years, the Reporting Person has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors). During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States.
Item 5. Interest in Securities of the Issuer
     As of September 17, 2007, the Reporting Person beneficially owns 1,251,088 Shares.
     The Reporting Person specifically disclaims beneficial ownership of an aggregate of 503,055 Shares and 243,594 Class A Preferred Shares owned by The Alyssa Blake Norden Trust of 1993, The Michael Jared Norden Trust of 1993 and The Amy Suzanne Norden Trust of 1993, trusts established for the benefit of the Reporting Person’s adult children (the “Trusts”). The Reporting Person does not exercise voting or dispositive control over the holdings of such Trusts and, accordingly, the holdings of such Trusts have been excluded from the Reporting Person’s Share totals listed above.
     The Reporting Person’s beneficial ownership, excluding 746,649 Shares owned by the Trusts of which the Reporting Person disclaims beneficial ownership, constitutes approximately 5.1% of the outstanding Shares, based on 24,513,512 Shares outstanding on August 13, 2007, as reported by Opteum in its Form 10-Q for the quarter ended June 30, 2007.
     The Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of 1,251,088 Shares reported hereby.
     The following represents all of the transactions in the Shares by the Reporting Person during the past 60 days:
     On August 30, 2007, the Reporting Person sold 18,100 Shares at $1.27 per share on the open market. On September 6, 2007, the Reporting Person sold 81,900 Shares at $1.27 per share on the open market.

     Additionally, as reported by the Reporting Person on Form 4, on February 24th and 28th of 2006, the Reporting Person disposed of 167,125 shares of Class A Preferred Stock. These shares were returned to the Company as part of a scheduled purchase price adjustment in connection with Opteum’s merger with Orchid. Furthermore, the Reporting Person’s remaining 328,192 shares of Class A Redeemable Preferred Stock were converted into shares of Class A Common Stock on a one-for-one basis.

Signature
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 20, 2007	/s/ Peter R. Norden
Peter R. Norden